Exhibit 5.1

[logo]	United States Steel Corporation Law Department 600 Grant Street Pittsburgh, PA 15219-2800 412 433 2877 Fax: 412 433 2811 email: rmstanton@uss.com	Robert M. Stanton Assistant General Counsel-Corporate
June 5, 2008
Board of Directors
United States Steel Corporation
600 Grant Street
Pittsburgh, Pennsylvania 15219-2800
Attention: Mr. John P. Surma, Chairman of the Board
To the Board of Directors:
I am Assistant General Counsel and Assistant Secretary of United States Steel Corporation, a Delaware corporation (“USS”). I, or attorneys subject to my supervision, have served as counsel to USS in connection with the proposed issuance of up to 5,250,000 shares of common stock, par value $1.00 per share, of USS (the “Shares”) in connection with the United States Steel Corporation Savings Fund Plan For Salaried Employees and in the preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-8 (“Registration Statement”) relating to such Shares.
As Assistant General Counsel and Assistant Secretary of USS, I am familiar with USS’s Certificate of Incorporation and By-Laws. I am also familiar with the resolution adopted by USS’s Board of Directors on February 26, 2008 authorizing the issuance of the Shares. I have examined the Registration Statement and have examined or caused to be examined such other documents, corporate records and certificates of corporate officers and public officials as I have deemed relevant or necessary to giving the opinion set forth below.
Based on the foregoing, I am of the opinion that the issuance of the Shares has been approved by all necessary corporate action and that when the Shares are sold they will be legally issued, fully paid and non-assessable.
I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.
Very truly yours,
/s/ Robert M. Stanton
Robert M. Stanton